Exhibit 99.1
ASML reports €8.8 billion total net sales and €2.8 billion net income in Q1 2026
ASML now expects 2026 total net sales to be between €36 billion and €40 billion, with a gross margin between 51% and 53%

VELDHOVEN, the Netherlands, April 15, 2026 – Today, ASML Holding NV (ASML) has published its 2026 first-quarter results.

•Q1 total net sales of €8.8 billion, gross margin of 53.0%, net income of €2.8 billion
•ASML expects Q2 2026 total net sales between €8.4 billion and €9.0 billion, and a gross margin between 51% and 52%
•ASML now expects 2026 total net sales to be between €36 billion and €40 billion, with a gross margin between 51% and 53%

(Figures in millions of euros unless otherwise indicated)	Q4 2025	Q1 2026
Total net sales	9,718	8,767
...of which Installed Base Management sales[1]	2,134	2,488

New lithography systems sold (units)	94	67
Used lithography systems sold (units)	8	12

Gross profit	5,068	4,645
Gross margin (%)	52.2	53.0

Net income	2,840	2,757
EPS (basic; in euros)	7.35	7.15

End-quarter cash and cash equivalents and short-term investments	13,322	8,376
(1) Installed Base Management sales equals our net service and field option sales.
Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com.

CEO statement and outlook
"Our first-quarter total net sales were €8.8 billion, within our guidance, and gross margin came in at 53.0%, at the high end of our guidance.
"The semiconductor industry's growth outlook continues to solidify, driven by ongoing AI-related infrastructure investments. Demand for chips is outpacing supply. In response, our customers are accelerating their capacity expansion plans for 2026 and beyond, supported by long-term agreements with their customers. In the past months, our customers have increased their expected short- and medium-term demand for our products. ASML's order intake continues to be very strong as a result, and we are closely aligned with our customers to support their demand in a combination of delivery of new systems and performance upgrades of their installed base. These business dynamics underpin our expectation that 2026 will be another growth year for all our businesses.

"We expect second-quarter 2026 total net sales between €8.4 billion and €9.0 billion, with a gross margin between 51% and 52%. We expect R&D costs of around €1.2 billion and SG&A costs of around €0.3 billion. Given the demand dynamics discussed above, we now expect total net sales for 2026 to be between €36 billion and €40 billion, with a gross margin between 51% and 53%. We expect that the bandwidth in our 2026 guidance accommodates potential outcomes of ongoing discussions around export controls," said ASML President and Chief Executive Officer Christophe Fouquet.

Update dividend and share buyback program
ASML intends to declare a total dividend for the year 2025 of €7.50 per ordinary share, which is a 17% increase compared to 2024.
Recognizing the three interim dividends of €1.60 per ordinary share paid in 2025 and 2026, this leads to a final dividend proposal to the Annual General Meeting of €2.70 per ordinary share.
In the first quarter, we purchased around €1.1 billion worth of shares under the 2026–2028 share buyback program.
Details of the share buyback program as well as transactions pursuant thereto, and details of the dividend are published on ASML's website (www.asml.com/investors).

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Jim Kavanagh +31 40 268 3938
Sarah de Crescenzo +1 925 899 8985	Pete Convertito +1 203 919 1714
Karen Lo +886 9 397 88635	Peter Cheang +886 3 659 6771

Quarterly video interview and investor call
With this press release, ASML is publishing a video interview in which CEO Christophe Fouquet and CFO Roger Dassen discuss the 2026 first-quarter results and outlook for 2026. This video and the video transcript can be viewed on www.asml.com shortly after the publication of this press release.

An investor call for both investors and the media will be hosted by CEO Christophe Fouquet and CFO Roger Dassen on April 15, 2026 at 15:00 Central European Time / 09:00 US Eastern Time. Details can be found on our website.
About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across EMEA, the US and Asia. Every day, ASML’s more than 44,000 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

US GAAP Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP Consolidated Statements of Operations, Consolidated Statements of Cash Flows and Consolidated Balance Sheets are available on www.asml.com.
The Consolidated Balance Sheets of ASML Holding N.V. as of March 29, 2026, the related Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the quarter ended March 29, 2026, as presented in this press release, are unaudited.

Regulated information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including expected trends in the semiconductor industry and end markets, business dynamics and business environment trends, expected growth in the semiconductor industry by 2030, the expected impact of AI demand on our customers and our business, our expectation that lithography will remain at the heart of customer innovation, expected increase in critical lithography exposures, plans to increase capacity and output and expected capacity and productivity, our product portfolio, technological developments and expected performance of systems and expected shipment of new models and performance targets, customer supply and demand trends, orders and order momentum, outlook of market segments and geographies, outlook and expected financial results including outlook and expected results for Q2 2026, including net sales, IBM sales, gross margin, R&D costs, SG&A costs, outlook and expectations with respect to full year 2026 including expected full year 2026 total net sales and growth, gross margin, annualized effective tax rate and expected increase in IBM sales, expectations with respect to EUV and DUV in 2026, statements made at our 2024 Investor Day, including revenue and gross margin model and opportunity for 2030, our expectation to continue to return significant amounts of cash to shareholders through growing dividends and share buybacks and statements with respect to dividends including the final 2025 dividend, expected performance and capabilities of our systems and product roadmaps, customer outlook and plans including customer roadmaps, capital expenditures and capacity expansion plans, ESG strategy and commitments and other non-historical statements. You can generally identify these statements by the use of words like “may”, “expect”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “guide”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal”, “model”, “opportunity”, “commitment” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions, plans and projections about our business and industry and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, risks relating to customer demand, semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the macroeconomic and geopolitical environment on the semiconductor industry, semiconductor market conditions, the impact of AI on our industry and business and semiconductor demand and demand for our tools, the impact of inflation, interest rates, exchange rate fluctuations, wars and geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new technologies, products and models, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in orders and our ability to convert orders into sales and risks relating to the realization of our backlog, the risk of order cancellations, delays or push outs and restrictions on shipments of systems, including ordered systems, under export controls, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and provide services to certain customers, the impact of the tariff announcements, changes in tax rates, available liquidity and free cash flow and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase program, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and commitments and execute our ESG strategy, other factors that may impact ASML’s business or financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2025 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.